Exhibit 99.5

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities of KE Holdings Inc. (the “Company”). Prospective investors should read the listing document dated May 5, 2022 (the “Listing Document”) issued by the Company for detailed information about the Company.

The Company is controlled through weighted voting rights. Prospective investors should be aware of the potential risks of investing in a company with a WVR structure, in particular that the WVR Beneficiaries, whose interests may not necessarily be aligned with those of our Shareholders as a whole, will be in a position to exert significant influence over the outcome of Shareholders’ resolutions, irrespective of how other Shareholders vote. For further information about the risks associated with our WVR structure, please refer to the section headed “Risk Factors — Risks Related to Our Shares and ADSs” of the Listing Document. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

Unless otherwise defined herein, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

(NYSE Stock Ticker: BEKE)

LISTING BY WAY OF INTRODUCTION

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Previous trading day trading information in respect of the ADSs on the NYSE

Joint Sponsors

The Company issues this announcement to provide details of the previous trading day trading information in respect of the ADSs on the NYSE.

Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the formal notice dated May 5, 2022 (the “Formal Notice”), the announcement regarding recent trading information in respect of the ADSs on the NYSE and Designated Dealer’s and Alternate Designated Dealer’s respective designated dealer identity number dated May 5, 2022 (the “May 5 Announcement”), the announcements regarding previous trading day trading information in respect of the ADSs on the NYSE dated May 6, 2022 (the “May 6 Announcement”) and May 9, 2022 (the “May 9 Announcement”), and the announcement regarding previous trading day trading information in respect of the ADSs on the NYSE, inventory to be held by Designated Dealer and number of Class A ordinary shares to be transferred to Hong Kong prior to Listing dated May 10, 2022 (the “May 10 Announcement”) issued by the Company before deciding to invest in the Class A ordinary shares or the ADSs.

INTRODUCTION

We refer to the Listing Document, the Formal Notice, the May 5 Announcement, the May 6 Announcement, the May 9 Announcement and the May 10 Announcement issued by the Company.

As at the date of this announcement, there are 3,793,220,806 ordinary shares issued and outstanding, comprising of 3,635,326,756 Class A ordinary shares (including 727,407,230 Class A ordinary shares which shall have been converted from the 727,407,230 Class B ordinary shares held by Propitious Global upon completion of the Introduction) and 157,894,050 Class B ordinary shares.

PREVIOUS TRADING DAY TRADING INFORMATION IN RESPECT OF THE ADSS ON THE NYSE

The following table sets out certain trading information in respect of the ADSs (each representing three Class A ordinary shares) on the NYSE, including the daily high, low, closing price and trading volume, for May 10, 2022, being the trading day of the NYSE immediately before the date of this announcement:

ADS Price
Date	Day high		Day low		Closing Price		Trading Volume	As % of total issued shares
		Equivalent		Equivalent		Equivalent
		to HK$		to HK$		to HK$	(in millions)
	USD	per share	USD	per share	USD	per share	(ADSs)
May 10, 2022	12.39	32.21	11.40	29.64	11.83	30.76	9.80	0.77%

Such trading information is provided further to the disclosure in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” in the Listing Document and is for reference purpose only. The trading price of the Class A ordinary shares on the Hong Kong Stock Exchange following the Listing may not be the same as, and may differ from, the trading price of the ADSs on the NYSE. Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the Formal Notice, the May 5 Announcement, the May 6 Announcement, the May 9 Announcement and the May 10 Announcement issued by the Company before deciding to invest in the Class A ordinary shares or the ADSs.

Dealings in the Class A ordinary shares on the Hong Kong Stock Exchange are expected to commence at 9:00 a.m., Hong Kong time, today. The Class A ordinary share will be traded on the Hong Kong Stock Exchange in board lots of 100 Class A ordinary shares. The stock code is 2423. As stated in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” in the Listing Document, the Company will release further announcements on liquidity arrangements regarding the accumulated average daily trading volume of our Class A ordinary shares on the Hong Kong Stock Exchange on a weekly basis during the Bridging Period.

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, May 11, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Tao Xu and Mr. Wangang Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.

For the purpose of illustration only, USD is translated into HK$ at the rate of USD1.00 = HK$7.7996. No representation is made that any amount in USD or RMB has been or could be converted at the above rate or at any rates or at all.

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